SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF APRIL 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X    Form 40-F
                                     ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No X
                                      ---    ---

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                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                             A PUBLICLY-HELD COMPANY
                   CNPJ 02.558.132/0001-69 / NIRE 5330000580 0

                          GENERAL SHAREHOLDERS' MEETING

                              CALL TO SHAREHOLDERS

The shareholders of Tele Centro Oeste Celular Participacoes S.A. are invited to meet in a general assembly, which will be held at the Company's headquarters, at SCS, QUADRA 2, BLOCO C, ACESSO 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, BRASILIA-DF on April 29, 2002 at 10 AM, to decide on the following Order of the
Day:

1. To receive the Administrators' account statements and to examine, discuss and vote on the financial statements and the Administrative Report corresponding to the period ended on December 31, 2001.
2.    To decide on the destination of the net profit obtained in such period.
3. To approve the distribution of dividends, as well as homologate the values distributed as Interest on Owned Capital and dividends decided upon by the Board.
4.    To decide on the date for payment of the Interest on Owned Capital.
5.    To choose the members of the Statutory Audit Committee.
6. To define the remuneration of all the members of the Board and of the members of the Statutory Audit Committee.
7. To approve the newspapers that will be used to publish corporate material as provided by paragraph 3 art. 289 of Law n 6404/76.

GENERAL PROVISIONS

1) Proxies shall be deposited at the Company's Headquarters, at SCS, QUADRA 2, BLOCO C, ACESSO 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, BRASILIA-DF. (Investor Relations), no later than 24 hours prior to the Assembly.

2) The shareholders participating in the Fungible Custody of Nominative Shares of the Stock Market, who wish to participate in the Assembly, shall present the statement issued up to two days prior to the Assembly, containing the respective stockholding, provided by the custodian agency.

                           Brasilia-DF, April 11, 2002

                              ALEXANDRE BELDI NETTO
                              CHAIRMAN OF THE BOARD



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THIS  RELEASE  CONTAINS  FORWARD-LOOKING  STATEMENTS.  STATEMENTS  THAT  ARE NOT
STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO

IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Tele Centro Oeste Cellular Holding Company


Date: April 12, 2002              By: /S/ MARIO CESAR PEREIRA DE ARAUJO
                                      ------------------------------------------
                                      Name:  Mario Cesar Pereira de Araujo
                                      Title: President